  SECOND SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH DATED OCTOBER 24, 1996

                      ATLANTIC ACQUISITION CORPORATION,

                         A WHOLLY OWNED SUBSIDIARY OF

                         NORFOLK SOUTHERN CORPORATION

          HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH

                            ALL OUTSTANDING SHARES

                                      OF

      COMMON STOCK AND SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK

    (INCLUDING, IN EACH CASE, THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                      OF

                                 CONRAIL INC.

                                      TO

                              $115 NET PER SHARE

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
   CITY TIME, ON FRIDAY, JANUARY 10, 1997, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS NOW CONDITIONED UPON, AMONG OTHER THINGS, PRIOR TO THE EXPIRATION OF THE OFFER, (1) ATLANTIC ACQUISITION CORPORATION ("PURCHASER"), A WHOLLY OWNED SUBSIDIARY OF NORFOLK SOUTHERN CORPORATION ("PARENT"), AND PARENT HAVING OBTAINED, ON TERMS REASONABLY ACCEPTABLE TO PARENT, SUFFICIENT FINANCING TO ENABLE CONSUMMATION OF THE OFFER AND THE PROPOSED MERGER, (2) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF COMMON SHARES AND ESOP PREFERRED SHARES WHICH TOGETHER CONSTITUTE AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (3) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUBCHAPTER F OF CHAPTER 25 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (4) THE COMMON STOCK PURCHASE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF CONRAIL INC. OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUCH COMMON STOCK PURCHASE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND
(5) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PREVIOUSLY ANNOUNCED AGREEMENT AND PLAN OF MERGER, AS AMENDED, BETWEEN THE COMPANY AND CSX CORPORATION HAS BEEN TERMINATED IN ACCORDANCE WITH ITS TERMS OR OTHERWISE. SEE THE INTRODUCTION TO THE OFFER TO PURCHASE AND TO THIS SECOND SUPPLEMENT.

                    The Dealer Managers for the Offer are:

J.P. MORGAN & CO.                                          MERRILL LYNCH & CO.

December 20, 1996

                                  IMPORTANT

   PURCHASER IS CURRENTLY REVIEWING ITS OPTIONS WITH RESPECT TO THE OFFER AND MAY CONSIDER, AMONG OTHER THINGS, CHANGES TO THE MATERIAL TERMS OF THE OFFER. IN ADDITION, PARENT AND PURCHASER INTEND TO CONTINUE TO SEEK TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR PURCHASER. PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED MERGER CONSIDERATION) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE COMMON SHARES (AS DEFINED HEREIN) AND ESOP PREFERRED SHARES (AS DEFINED HEREIN, AND TOGETHER WITH THE COMMON SHARES, THE "SHARES") WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF PARENT AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT AND THE COMPANY.

   ANY SHAREHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH SHAREHOLDER'S SHARES SHOULD EITHER (I) COMPLETE AND SIGN THE REVISED LETTER OF TRANSMITTAL DELIVERED HEREWITH OR ONE OF THE LETTERS OF TRANSMITTAL PREVIOUSLY DELIVERED TO SUCH SHAREHOLDER BY PARENT AND PURCHASER (OR ANY FACSIMILES OF SUCH LETTERS OF TRANSMITTAL) IN ACCORDANCE WITH THE INSTRUCTIONS IN SUCH LETTERS OF TRANSMITTAL, HAVE SUCH SHAREHOLDER'S SIGNATURE THEREON GUARANTEED IF REQUIRED BY INSTRUCTION 1 TO SUCH LETTERS OF TRANSMITTAL, MAIL OR DELIVER ONE OF SUCH LETTERS OF TRANSMITTAL (OR SUCH FACSIMILE THEREOF) AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AND EITHER DELIVER THE CERTIFICATES FOR SUCH SHARES AND, IF SEPARATE, THE CERTIFICATES REPRESENTING THE ASSOCIATED RIGHTS (AS DEFINED HEREIN) TO THE DEPOSITARY ALONG WITH ONE OF SUCH LETTERS OF TRANSMITTAL (OR A FACSIMILE THEREOF) OR DELIVER SUCH SHARES (AND RIGHTS, IF APPLICABLE) PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE (AS DEFINED HEREIN) PRIOR TO THE EXPIRATION OF THE OFFER OR (II) REQUEST SUCH SHAREHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH SHAREHOLDER. A SHAREHOLDER HAVING SHARES (AND, IF APPLICABLE, RIGHTS) REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH SHAREHOLDER DESIRES TO TENDER SUCH SHARES (AND, IF APPLICABLE, RIGHTS). UNLESS AND UNTIL PURCHASER DECLARES THAT THE RIGHTS CONDITION (AS DEFINED IN THE OFFER TO PURCHASE) IS SATISFIED, SHAREHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH SHARE. THE TENDER OF RIGHTS IS ALSO REQUIRED FOR THE VALID TENDER OF ESOP PREFERRED SHARES.

   PARTICIPANTS IN THE COMPANY'S MATCHED SAVINGS PLAN (THE "ESOP") DESIRING THAT FIDELITY MANAGEMENT TRUST COMPANY, AS TRUSTEE UNDER THE ESOP (THE "ESOP TRUSTEE"), TENDER THE ESOP PREFERRED SHARES ALLOCATED TO THEIR ACCOUNTS, WHICH WILL BE CONVERTED INTO COMMON SHARES UPON CONSUMMATION OF THE OFFER, SHOULD SO INSTRUCT THE ESOP TRUSTEE BY COMPLETING THE FORM THAT WILL BE PROVIDED TO PARTICIPANTS FOR THAT PURPOSE. ESOP PARTICIPANTS CANNOT TENDER SHARES ALLOCATED TO THEIR ESOP ACCOUNTS BY EXECUTING ONE OF THE LETTERS OF TRANSMITTAL.

   ANY SHAREHOLDER WHO DESIRES TO TENDER SHARES (AND, IF APPLICABLE, RIGHTS) AND WHOSE CERTIFICATES FOR SUCH SHARES (AND, IF APPLICABLE, RIGHTS) ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN THE OFFER TO PURCHASE ON A TIMELY BASIS, MAY TENDER SUCH SHARES (AND, IF APPLICABLE, RIGHTS) BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE.

   QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGERS AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS SECOND SUPPLEMENT. ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT (AS DEFINED HEREIN), THIS SECOND SUPPLEMENT, THE REVISED LETTER OF TRANSMITTAL OR OTHER TENDER OFFER MATERIALS MAY BE OBTAINED FROM THE INFORMATION AGENT.

                              TABLE OF CONTENTS

                                                                                               PAGE
                                                                                            --------
INTRODUCTION ..............................................................................      1
1. Terms of the Offer; Expiration Date ....................................................      3
2. Procedures for Tendering Shares ........................................................      3
3. Price Range of Shares; Dividends .......................................................      3
4. Certain Information Concerning the Company .............................................      3
5. Certain Information Concerning Parent and Purchaser ....................................      5
6. Source and Amount of Funds .............................................................      5
7. Background of the Offer; Contacts with the Company .....................................      6
8. Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations  ....      7
9. Conditions of the Offer ................................................................      7
10. Certain Legal Matters; Regulatory Approvals; Certain Litigation .......................      8
11. Miscellaneous .........................................................................     10

TO THE HOLDERS OF COMMON STOCK AND
SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK OF CONRAIL INC.:

                                 INTRODUCTION

   The following information amends and supplements the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as previously amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), of Atlantic Acquisition Corporation ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Parent"), pursuant to which Purchaser is offering to purchase all outstanding shares of (i) common stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 19, 1989, as amended, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"). Purchaser has increased the price to be paid in the Offer (as defined below) to $115 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement and this Second Supplement, and in the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"). Unless the context otherwise requires, all references to Common Shares, ESOP Preferred Shares or Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may enure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

   The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Parent is seeking to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). In the Proposed Merger, each Common Share and ESOP Preferred Share then outstanding (other than Shares held by the Company or any subsidiary of the Company and Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent) would be converted into the right to receive an amount in cash equal to the price per Common Share and ESOP Preferred Share paid pursuant to the Offer. If Purchaser acquires 80% or more of the outstanding Shares in the Offer, Purchaser intends to effect the Proposed Merger as a "short-form" merger under the Pennsylvania Business Corporation Law (the "PBCL"), without a vote of the Company's shareholders or the Board of Directors of the Company (the "Company Board"). See Sections 11 and 12 of the Offer to Purchase, Sections 5 and 6 of the First Supplement and Sections 7 and 8 of this Second Supplement.

   This Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement. Except as set forth in this Second Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase, the First Supplement and the Letters of Transmittal mailed with either the Offer to Purchase or the First Supplement remain applicable in all respects to the Offer. Terms used but not defined herein have the meanings set forth in the Offer to Purchase or the First Supplement.

   The Offer is no longer conditioned upon the satisfaction or waiver of either the Voting Trust Approval Condition or the HSR Condition. See Sections 9 and 10 of this Second Supplement.

   On November 21, 1996, CSX announced that Green Acquisition Corp., a wholly owned subsidiary of CSX, had accepted for payment in the CSX Offer 17,860,124 Shares, purportedly representing 19.9% of the Company's then outstanding Shares. The CSX Offer expired at midnight, New York City time, on Wednesday, November 20, 1996.

   On December 6, 1996, CSX commenced a second tender offer (the "CSX Second Offer") to purchase for cash an aggregate of up to 18,344,845 Shares of the Company at a price of $110 in cash per Share. The CSX Second Offer is currently scheduled to expire at 5 p.m., New York City time, on January 22, 1997, unless extended.

   On December 19, 1996, the Company and CSX announced that an amendment to the CSX Merger Agreement (the "Second Amendment") had been entered into pursuant to which CSX increased the consideration to be paid in the Proposed CSX Merger. Pursuant to the Second Amendment, the 60% of the Shares expected to be outstanding at the time of the consummation of the Proposed CSX Merger (assuming the Proposed CSX Merger is consummated) and not owned by CSX will be exchanged for (i) CSX Common Stock at a rate of 1.85619 Shares of CSX Common Stock for each Share and (ii) an additional $16 per Share in CSX convertible preferred stock, the terms of which will be set prior to the Proposed CSX Merger so that such securities would trade at par on a fully distributed basis. Based on the closing sale price of the CSX Common Stock on the New York Stock Exchange (the "NYSE") on December 19, 1996, the total per Share consideration in the Proposed CSX Merger was worth approximately $97.21.

   By reason of the increase in the Offer Price, the increased punitive effect of the CSX Lockup Option on Parent will be approximately $80 million. On such basis, in the event that the CSX Termination Fee is paid and the CSX Lockup Option Agreement is exercised by CSX, the aggregate additional cost to an acquiror of the Company (including Parent) by reason of the CSX Lockup Option Agreement and the CSX Termination Fee will amount to approximately $660 million (assuming an acquisition of the Company at $115 per Share). In the Pennsylvania Litigation, Parent and Purchaser are contesting the validity of both the CSX Lockup Option Agreement and the CSX Termination Fee. See
Section 15 of the Offer to Purchase and Section 8 of the First Supplement.

   In the CSX Merger Agreement, the Company and CSX agreed, among other things, to a provision (the "No Negotiation Provision") providing that, subject to certain exceptions, neither the Company nor CSX will, nor will they permit any of their subsidiaries to, nor will they authorize or permit any of their officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative, retained by them or any of their subsidiaries to, directly or indirectly through another person, participate in any conversations, discussions or negotiations, or enter into any agreement, arrangement or understanding, with any other company engaged in the operation of railroads (including Parent) with respect to the acquisition by any such other company (including Parent) of any securities or assets of the Company and its subsidiaries or CSX and its subsidiaries, or any trackage rights or other concessions relating to the assets or operations of the Company and its subsidiaries or CSX and its subsidiaries, other than with respect to certain sales, leases, licenses, mortgages or other disposals of assets or properties.

   In the Second Amendment, the Company also agreed to extend the term of the No Negotiation Provision from July 12, 1997 to December 31, 1998, with the intended effect of preventing the Company from considering or otherwise facilitating any competing proposal to acquire the Company, such as the Offer and the Proposed Merger, until such time.

   The Second Amendment provides that the Proposed CSX Merger will occur as soon as practicable after the CSX and Company shareholders meetings to be held to consider matters related to the Proposed CSX Merger and that all of the Shares acquired by CSX in the Proposed CSX Merger would be placed in the voting trust holding Shares previously acquired by CSX pending the outcome of Surface Transportation Board (the "STB") proceedings relating to the proposed combination of CSX and the Company.

   Also on December 19, 1996, the Company announced that the date of the special meeting of the Company's shareholders (the "Pennsylvania Special Meeting") to seek approval of an amendment (the "Articles Amendment") to the Company's Articles of Incorporation to "opt out" of Subchapter E of Chapter 25 of the PBCL had been changed to January 17, 1997. Parent has been soliciting proxies against the adoption of the Articles Amendment and intends to continue to solicit proxies against the Articles Amendment at any meeting of the Company's shareholders held to consider the Articles Amendment.

   THIS SECOND SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR THE PENNSYLVANIA SPECIAL MEETING OR ANY OTHER MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

   THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THIS SECOND SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

   1. TERMS OF THE OFFER; EXPIRATION DATE. The discussion set forth in
Section 1 of the Offer to Purchase and Section 1 of the First Supplement is hereby amended and supplemented as follows:

   The price to be paid for Shares purchased pursuant to the Offer has been increased from $110 to $115 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions of the Offer.

   As previously announced, the term "Expiration Date" has been amended to mean 12:00 Midnight, New York City time, on Friday, January 10, 1997, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   2. PROCEDURES FOR TENDERING SHARES. The discussion set forth in Section 3 of the Offer to Purchase and Section 2 of the First Supplement is hereby amended and supplemented as follows:

   The revised Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Second Supplement may be used to tender Shares. Tendering shareholders may also continue to use the Letters of Transmittal and the Notices of Guaranteed Delivery previously distributed with the Offer to Purchase or the First Supplement to tender Shares.

   SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE OFFER, AS AMENDED, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $115 NET PER SHARE PURSUANT TO THE OFFER.

   3. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase and Section 3 of the First Supplement is hereby amended and supplemented as follows:

   According to public sources, the high and low closing sale prices per Common Share on the NYSE for the Fourth Quarter of 1996 (through December 19,
1996) were $100 3/4 and $68 1/2, respectively. On December 19, 1996, the last full trading day prior to Parent's announcement that it was amending the terms of the Offer upon the terms set forth in this Second Supplement, the reported closing sale price per Common Share on the NYSE Composite Tape was $100 3/4. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON SHARES.

   According to public sources, the Company paid its regular quarterly cash dividend of $0.475 per Common Share on December 16, 1996.

   4. CERTAIN INFORMATION CONCERNING THE COMPANY. The discussion set forth in
Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

   Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 (the "Company Form 10-Q") and other documents filed by the Company with the SEC. More comprehensive financial information is included in the Company Form 10-Q and such other documents, and the financial information that follows is qualified in its entirety by reference to the Company Form 10-Q and such other documents. The Company Form 10-Q and such other documents may be examined and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth in Section 8 of the Offer to Purchase.

                                 CONRAIL INC.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)
                                 (UNAUDITED)

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,
                                           ------------------
                                              1996      1995
                                           --------  --------
INCOME STATEMENT DATA:

Revenues .................................   $2,771    $2,735
Operating expenses .......................    2,413     2,233
Operating income .........................      358       502
Net income to common shareholders  .......      195       294

INCOME PER COMMON SHARE INFORMATION:

Net earnings per Common Share
 Primary .................................     2.39      3.61
 Fully diluted ...........................     2.21      3.28

                                             AT SEPTEMBER 30,
                                           ------------------
                                              1996      1995
                                           --------  --------
BALANCE SHEET DATA:

Current assets ...........................   $1,199    $1,187
Property and equipment (net) .............    6,495     6,680
Total assets .............................    8,387     8,683
Current liabilities ......................    1,250     1,238
Long-term debt, excluding current portion     1,891     2,037
Total shareholders' equity ...............    2,938     3,080

   5. CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER. The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

   Parent. Set forth below is certain selected consolidated financial information relating to Parent and its subsidiaries which has been excerpted or derived from the unaudited financial statements contained in Parent's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 (the "Parent Form 10-Q") and other documents filed by Parent with the SEC. More comprehensive financial information is included in the Parent Form 10-Q and such other documents, and the financial information that follows is qualified in its entirety by reference to the Parent Form 10-Q and such other documents. The Parent Form 10-Q and such other documents may be examined and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth in Section 9 of the Offer to Purchase.

                         NORFOLK SOUTHERN CORPORATION

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                 (UNAUDITED)

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                            ----------------------
                                                1996        1995
                                            ----------  ----------
INCOME STATEMENT DATA:
Revenues ..................................  $ 3,590.1   $ 3,512.8
Operating expenses ........................    2,702.9     2,681.5
Operating income ..........................      887.2       831.3
Net income to common shareholders  ........      569.9       535.8

NET INCOME PER COMMON SHARE:                      4.49        4.07

                                                AT SEPTEMBER 30,
                                            ----------------------
                                                1996        1995
                                            ----------  ----------
BALANCE SHEET DATA:
Current assets ............................  $ 1,456.6   $ 1,340.3
Property and equipment (net) ..............    9,460.2     9,233.1
Total assets ..............................   11,261.5    10,872.9
Current liabilities .......................    1,208.4     1,180.9
Long-term debt, excluding current portion      1,811.2     1,588.3
Total shareholders' equity ................    4,854.6     4,808.1

   6. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase and Section 4 of the First Supplement is hereby amended and supplemented as follows:

   Purchaser estimates that the total amount of funds now required to acquire Shares pursuant to the Offer and the Proposed Merger (in each case as amended as described in this Second Supplement), to pay all related costs and expenses, to refinance Parent's and the Company's existing debt and for working capital purposes will be approximately $13 billion.

   As of December 19, 1996, signed commitments (including the commitments of the Arrangers and their affiliates as Lenders) in excess of the amount needed to complete Parent's proposed acquisition of the Company had been received by the Arrangers from banks and other financial institutions (the "Potential Syndicate Members") in respect of the $12.5 billion financing for Parent's $110 per Share Offer described in the Summary of Terms and Conditions previously filed as an exhibit to the Schedule 14D-1, as amended, of Parent and Purchaser filed in connection with the Offer (the "Schedule 14D-1"). The respective commitments of the Potential Syndicate Members will expire on March 1, 1997 if a satisfactory definitive credit agreement is not entered into on or prior to such date.

   In order to finance the Offer and the Proposed Merger at the $115 per Share Offer Price, Parent has begun the process of seeking confirmations from the Potential Syndicate Members that their respective commitments may apply to a $13 billion (as opposed to a $12.5 billion) financing for Parent in connection with the $115 per Share Offer Price. Parent has already received oral confirmations from the Arrangers (and their affiliates as Lenders) in respect of their original commitments of $2 billion each, and Parent and the Arrangers are highly confident that such confirmations will also be received from the other Potential Syndicate Members in respect of their original commitments in the near future. The terms and conditions on which the Potential Syndicate Members would be willing to make such confirmations, as well as the structure and pricing they may require for a larger financing, may vary from those previously disclosed by Parent and Purchaser in the
Schedule 14D-1, as modified by the disclosure immediately below.

   After giving effect to the confirmations being sought from the Potential Syndicate Members, it is contemplated that the size and scheduled maturities of the three term loan facilities included in the Credit Facility will be as described below. One term loan facility will have a principal amount of $3.5 billion, $1 billion of which will be repayable on the first anniversary of the initial borrowing under the Credit Facility and the remainder of which will be repayable on the date (the "Final Term Loan I Maturity Date") which is the earlier of (i) six months from the date on which the STB issues its final order with respect to the acquisition of control of the Company by Parent and (ii) the third anniversary of the Closing Date. The second term loan facility will have a principal amount of $3.5 billion repayable 24 months after the Final Term Loan I Maturity Date. The third term loan facility will have a principal amount of $3 billion repayable in unequal quarterly installments during the period from and including March 31, 1997 (subject to extension under certain circumstances) through and including June 30, 2003. It is contemplated that the size and maturity of the revolving portion of the Credit Facility will continue to be as previously disclosed.

   To the extent Parent elects that any loans under the Credit Facility bear interest at a rate based on the adjusted CD rate, it is currently anticipated that such loans shall bear interest at the adjusted CD rate plus a margin which will initially be .875% and may be adjusted depending upon Parent's senior unsecured long-term debt ratings following the announcement of the Offer to between .350% and .100%.

   It is currently anticipated that, during all times that both the Parent's senior unsecured long-term debt and the loans under the Credit Facility have ratings below subinvestment grade, such loans will bear interest at a rate per annum equal to the rates described in the Schedule 14D-1 (as modified hereby in the case of adjusted CD rate loans) that would otherwise be applicable to such loans plus an additional margin of .125%.

   7. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase and Section 5 of the First Supplement is hereby amended and supplemented as follows.

   On December 8, 1996, Parent announced its pledge that it will not be a party to any agreement with CSX or the Company that delivers anything less to the Company's shareholders than a $110 all-cash, all-Shares offer -with prompt payment through use of a voting trust --so long as the Company's shareholders reject the maneuvering by CSX and the Company's management to pay shareholders less than what Parent believes the Company's shareholders deserve for their Shares.

   On December 11, 1996, Parent delivered the following letter to the Company
Board:

                                            December 11, 1996

         BY FAX
         ------

         Board of Directors
         Conrail Inc.
         2001 Market Street
         Two Commerce Square
         Philadelphia, Pennsylvania 19101

         Attn: Chairman

         Gentlemen:

           As you know, both in a press release and in newspaper advertisements earlier this week, Norfolk Southern issued the following pledge to Conrail shareholders:

           "Norfolk Southern will not be a party to any agreement with CSX or Conrail that delivers anything less to Conrail shareholders than a $110 all-cash, all-shares offer - with prompt payment through use of a voting trust - so long as Conrail shareholders reject the maneuvering by CSX and Conrail's management to pay you less than you deserve for your shares."

           I am writing to underscore the seriousness of Norfolk Southern's pledge. We intend that the foregoing pledge be treated as a binding commitment to the Conrail shareholders. However, should you deem it necessary or otherwise appropriate, Norfolk Southern stands ready to enter into a written agreement with Conrail, on behalf of the Conrail shareholders, confirming this pledge.

           Our attorneys are available to work with your attorneys to promptly work out the language of such an agreement. We look forward to your response.

                                 Very truly yours,

                                 /s/ DAVID R. GOODE

                                 David R. Goode

   Parent has extended such pledge to its $115 per Share Offer.

   8. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase and Section 6 of the First Supplement is hereby amended and supplemented as follows:

   Parent believes that the Offer and the Proposed Merger will ensure balanced competition among railroads in the Eastern portion of the United States with the least disruption to operations and service. In order to continue to ensure balanced competition, Parent may hold discussions with other railroads (including CSX) to address regulatory requirements and other competition issues arising from the Offer and the Proposed Merger. Such discussions may lead to various concessions, such as the grant of trackage rights or other dispositions of assets, by the post-merger combined company.

   9. CONDITIONS OF THE OFFER. The discussion set forth in the Introduction and Sections 1 and 14 of the Offer to Purchase and the Introduction to the First Supplement is hereby amended and supplemented as follows:

   On November 18, 1996, the staff of the STB issued an informal, nonbinding opinion to the effect that the Voting Trust Agreement, as proposed by Parent to be modified to delete the "proportional voting" provision modelled on CSX's proposed voting trust agreement, is consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier. In the same opinion, the staff of the

STB reaffirmed its November 1, 1996 informal, nonbinding opinion concerning the Voting Trust Agreement as originally proposed and rejected various arguments submitted by the Company requesting the staff to rescind such November 1 opinion. Accordingly, Purchaser has determined that the Offer is no longer subject to the satisfaction or waiver of the Voting Trust Approval Condition.

   On the basis of a confirmation from the Premerger Office of the FTC that the Offer and the Proposed Merger are not subject to, or are exempt from, the HSR Act, Purchaser also has determined that the Offer is no longer subject to the satisfaction or waiver of the HSR Condition.

   10. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION. The discussion set forth in Section 15 of the Offer to Purchase and Section 8 of the First Supplement is hereby amended and supplemented as follows:

   STB Matters; The Voting Trust. On November 18, 1996, the staff of the STB issued an informal, nonbinding opinion to the effect that the Voting Trust Agreement (as amended) is consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier. See Section 9 of this Second Supplement.

   STB Matters; Acquisition of Control. On November 27, 1996, the STB requested public comment on a proposed schedule pursuant to which the STB would issue a final order 300 days from the filing of the application (the "STB Application") by Parent seeking approval of the Proposed Merger. Parent has not yet filed the STB Application. The STB is required by statute to enter a final order with respect to the STB Application within approximately 16 months after it is filed. The STB's proposed schedule is subject to a public comment process with written comments due no later than December 13, 1996 and Parent's reply due by December 23, 1996, after which the STB is then expected to issue a final schedule which may or may not be identical to the proposed schedule. Regardless of the final scheduling order, there can be no assurance that the STB will issue a final decision any sooner than the approximately 16-month period permitted by law, or that the decision, when issued, will be favorable to the Proposed Merger.

   Certain Litigation. On November 15, 1996, Parent, Purchaser and a Company shareholder (collectively, the "Plaintiffs") filed a Motion for Leave to Supplement and Amend the Complaint in the litigation (the "Pennsylvania Litigation") brought by Plaintiffs against the Company, its directors and CSX (collectively, the "Defendants") in the United States District Court for the Eastern District of Pennsylvania (the "District Court"). On December 5, 1996, Defendants consented to such motion, and Plaintiffs filed their Second Amended Complaint with the District Court on December 12, 1996. In the Second Amended Complaint, Plaintiffs updated the description of counts contained in their earlier complaints and added certain additional allegations of disclosure and fiduciary duty violations relating to such updated description of events. In particular, inter alia, the Second Amended Complaint included allegations (i) concerning the coercive front-end loaded, two-tier structure of the Proposed CSX Transaction (and the fundamental unfairness thereof) and
(ii) concerning material misrepresentations and omissions by Defendants in connection with the supplement to CSX's Offer to Purchase and with the Company Board's Schedule 14D-9 statements relating to the Proposed CSX Transaction and Parent's Offer and Proposed Merger.

   On November 19, 1996, the District Court issued an oral ruling denying Plaintiffs' motion for preliminary injunctive relief after two days of hearings. After the ruling, Plaintiffs asked the District Court for an injunction pending appeal which was denied. On the same date, Plaintiffs filed an emergency motion for an injunction pending appeal and a motion seeking an expedited appeal to the United States Court of Appeals for the Third Circuit (the "Third Circuit"). On November 20, 1996, the Third Circuit denied Plaintiffs' motion for an injunction pending appeal.

   On November 21, 1996, Parent announced that, in view of CSX's purchase of 19.9% of the Shares pursuant to the CSX Offer, no purpose would be served by seeking expedited review by the Third Circuit of the decision not to enjoin the CSX Offer. While the closing of the CSX Offer has made the need for an expedited review unnecessary, Parent continues to pursue its appeal on an unexpedited basis.

   On December 5, 1996, Defendants filed their Answer and Defenses to Plaintiffs' Second Amended Complaint, generally denying, and asserting various defenses to, the allegations contained therein and requesting judgment on all claims and an award of costs and attorneys fees. The Company and CSX also filed a Counterclaim to Plaintiffs' Second Amended Complaint (the "Counterclaim"), naming Plaintiffs as counterclaim defendants, alleging that David R. Goode and another executive officer of Parent are co-conspirators/aiders and abettors, and purporting to state the following claims: tortious interference with current and prospective contractual relationships, intentional infliction of harm, unfair competition and civil conspiracy. Further, the Counterclaim alleges that Parent and certain of its executive officers have engaged in (i) dissemination of materially false and misleading information, (ii) promotion of an illusory tender offer, (iii) purportedly improper commencement of a lawsuit, (iv) false and misleading solicitation of proxies for the upcoming Company shareholder vote and (v) efforts to manipulate the market through unfair, tortious conduct, in violation of the federal securities laws. The Counterclaim requests a jury trial and an award of damages, punitive damages, costs and attorneys fees. Parent believes that the Counterclaim is without merit and intends to defend it vigorously.

   On December 13, 1996, Plaintiffs filed a Motion for Leave to File their Third Amended Complaint (the "Third Amended Complaint"), which was granted on December 17, 1996, and a Motion for Preliminary Injunction. The Third Amended Complaint withdrew two counts relating to the originally scheduled November 14, 1996 special meeting of the Company's shareholders as moot, and added the following additional claims: (i) that Defendants' stated intention not to convene the special meeting of the Company's shareholders scheduled for December 23, 1996 constitutes a breach of fiduciary duty; (ii) that Defendants' stated intention to successively postpone the vote of the Company's shareholders scheduled for December 23, 1996 until such shareholders submit to Defendants' will constitutes fraudulent and fundamentally unfair conduct; (iii) that Section 5.1(b) of the CSX Merger Agreement, as amended, constitutes a breach of fiduciary duty in that it purports to delegate the Company directors' fiduciary responsibilities relating to the processes of corporate democracy, and, alternatively, that
Section 5.1(b) is void and ultra vires; (iv) that consummation of the CSX Offer caused a "control transaction" to occur with respect to the Company pursuant to Subchapter 25E of the PBCL, thus obligating the group consisting of CSX, the Company directors and certain executive officers of the Company to pay to each demanding Company shareholder at least $110 cash per share; and (v) that Defendants' public statements suggesting that the consideration payable in the Proposed CSX Merger might be improved is misleading and constitutes a violation of the federal securities laws.

   On December 17, 1996, the District Court held a hearing to consider Plaintiffs' Motion for a Preliminary Injunction. At the conclusion of the hearing, the District Court issued an order enjoining the Defendants from failing to convene, and/or from postponing, and/or from adjourning the Pennsylvania Special Meeting scheduled for Monday, December 23, 1996, by reason of the Company or its nominees not having received sufficient proxies to assure approval of the proposal set forth in the Company's "Notice of Special Meeting of Shareholders" and in the Company's proxy materials to "opt-out" of Subchapter E of Chapter 25 of the PBCL.

   On December 19, 1996, the District Court scheduled a hearing for January 9, 1997 to consider Plaintiffs' challenge of the legality of the No Negotiation Provision, as extended, and the issue of whether CSX now owns 20% of the Shares, and is an "interested shareholder", under Subchapter 25E of the PBCL.

   On December 20, 1996, Plaintiffs filed a Motion for Leave to File their Fourth Amended Complaint (the "Fourth Amended Complaint"). The Fourth Amended Complaint would update the allegations contained in their earlier complaints and add the following additional claims: (i) that the extended two-year No Negotiation Provision in the Second Amendment constitutes an abdication, by the Company directors, of their fiduciary duties and is illegal, ultra vires, fundamentally unfair and constitutes a breach of those fiduciary duties; (ii) that the extended two-year No Negotiation Provision purports to restrict the managerial discretion of future Company directors and thus violates Pennsylvania statutory law, the Company's By-laws and Articles of Incorporation, and the Company directors' fiduciary duties; and (iii) that the Company failed to disclose its number of Shares outstanding as of the record date for the Pennsylvania Special Meeting in violation of the federal proxy rules.

   In addition, on December 20, 1996, Plaintiffs filed a Motion to Dismiss the Counterclaim for failure to state a claim pursuant to Rule 12(b) of the Federal Rules of Civil Procedure and an accompanying brief.

   11. MISCELLANEOUS. Parent and Purchaser have filed with the SEC amendments to the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 of the Offer to Purchase (except that they may not be available at the regional offices of the SEC).

                                              ATLANTIC ACQUISITION CORPORATION
December 20, 1996

   Facsimile copies of the revised Letter of Transmittal or any Letter of Transmittal previously distributed by Parent and Purchaser, properly completed and duly signed, will be accepted. Any such Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                             THE BANK OF NEW YORK

          By Mail:                                                          By Hand or Overnight Courier:
Tender & Exchange Department                                                Tender & Exchange Department
         P.O. Box 11248                  By Facsimile Transmission:          101 Barclay Street   Receive &
     Church Street Station            (for Eligible Institutions Only)      Deliver Window  New York, New
New York, New York 10286-1248                   (212) 815-6213                       York 10286


                          For Information Telephone:
                                (800) 507-9357

   Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, the First Supplement, this Second Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:


                     [GEORGESON & COMPANY INC. LOGO]


                              Wall Street Plaza
                              New York, NY 10005
                Banks and Brokers Call Collect: (212) 440-9800
                  All Others Call Toll-Free: (800) 223-2064

                    The Dealer Managers for the Offer are:

       J.P. MORGAN & CO.                MERRILL LYNCH & CO.
         60 Wall Street               World Financial Center
         Mail Stop 2860                     North Tower
   New York, New York 10260        New York, New York 10281-1305
  (800) 576-5070 (toll free)       (212) 449-8211 (call collect)